Humana Inc. Computation of Ratio of Earnings to Fixed Charges
	For the six months ended June 30,	For the twelve months ended December 31,

	2003	2002	2001	2000	1999	1998
Historical	(Dollars in thousands)
Income (loss) before income taxes	$151,592	$209,934	$183,080	$113,990	$(404,839)	$203,083
Fixed charges	19,952	44,349	52,010	52,843	53,592	61,327
Total earnings	$171,544	$254,283	$235,090	$166,833	$(351,247)	$264,410
Interest charged to expense	$7,736	$17,252	$25,302	$28,615	$33,393	$46,972
One-third of rent expense	12,216	27,097	26,708	24,228	20,199	14,355
Total fixed charges	$19,952	$44,349	$52,010	$52,843	$53,592	$61,327
Ratio of earnings to fixed charges (1)(2)	8.6x	5.7x	4.5x	3.2x	(3)	4.3x

Pro Forma
Total earnings, as above	$171,544	$254,283
Fixed charges, as above	19,952	44,349
Adjustments:
Estimated net increase in interest expense from refinancing	2,769	5,649
Total pro forma fixed charges	$22,721	$49,998
Pro forma ratio of earnings to fixed charges (4)	7.6x	5.1x

(1)

For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)					There are no shares of preferred stock outstanding.
(3)

Due to a loss in 1999, caused primarily by pretax charges of $584.8 million, the ratio coverage was less than 1.0x. Additional pretax earnings of $404.8 million would be needed to achieve a coverage of 1.0x.

(4)

Represents the computation of pro forma ratio of earnings to fixed charges for the six months ended June 30, 2003 and for the twelve months ended December 31, 2002 after adjustment for the issuance of 6.30% Senior Notes due August 1, 2018.